UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report

Pursuant to Regulation A of the Securities Act of 1933

October 21, 2020

Date of Report: (Date of earliest event reported)

MASTERWORKS 003, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-2276197
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

497 BROOME STREET, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.io

(Issuer’s website)

Class A Ordinary Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On October 19, 2020, Masterworks 003, LLC, a Delaware limited liability company (the “Company”) and the 003 Segregated Portfolio of Masterworks Cayman, SPC agreed to sell the painting created by Banksy (an anonymous England-based street artist), entitled Mona Lisa (2000) (the “Painting”) to DS Art LLC, a Delaware limited liability company (the “Buyer”), pursuant to an invoice and certain terms and conditions of sale (collectively, the “Terms and Conditions”). A copy of the Terms and Conditions is attached to this Form 1-U as Exhibit 6.1.

The sale price for the Painting is $1,500,000 in cash (the “Sale Price”). The Sale Price was determined based on arm’s length negotiations among the parties. Title of the Painting shall pass to the Buyer only after payment in full of the Sale Price. The Terms and Conditions also contain representations, warranties, and covenants of the parties that are customary for transactions of this type.

On October 21, 2020, following receipt of a deposit in the amount of 10% of the Sale Price, the Company notified its shareholders regarding the above transaction. A copy of such notice is attached to this Form 1-U as Exhibit 15.1.

Upon the consummation of the above transaction and in accordance with the Company’s Amended and Restated Operating Agreement, the Company will use the proceeds of the sale of the Painting to pay or provide for payment of the Company’s liabilities, costs and expenses and will distribute the remaining proceeds of the liquidation of the assets to the Company’s shareholders of record, after which the Company will wind up operations and dissolve.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular dated September 30, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Masterworks Standard Terms and Conditions of Sale

15.1	Notice to Investors

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 003, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: October 21, 2020